# Ross Patterson

Actor, Author, Podcaster

Ross Patterson is an acclaimed actor and author, having appeared in over 20 films and written, starred, and produced in six. He is also known for hosting the Drinkin' Bros. podcast alongside military veterans and the Ross Patterson Revolution podcast with his wife, Jessie Wiseman. Patterson's first novel is billed as the first ever "romance novel for dudes".

**Work History:**

- 2021 - present - Managing Member of Hard AF Seltzer, LLC

- 2019 - Co-author - Co-authored the book "Thank You for My Service" which appeared on the New York Times Best Seller list.

- 2015 - Novel Author - Ross Patterson's first novel, "At Night She Cries, While He Rides His Steed" was released.

- 2015 - Film Director - Wrote, produced, and directed the action comedy film "Helen Keller vs. Nightwolves"

- 2011 - Film Writer, Actor, Producer - Wrote, starred in, and produced the film "$50K and a Call Girl: A Love Story"

- 2010 - Film Writer, Actor, Producer - Wrote, starred in, and produced the film "Screwball: The Ted Whitfield Story"

- 2008 - Actor - Played the role of Joey Zane in the film "Garden Party"

- 2006 - Actor - Appeared in the comedies "The New Guy", "Accepted", and "The Darwin Awards"